

<u>*By Electronic Mail*</u>

November 15, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: First Trust Exchange-Traded Fund VIII
       Issuer CIK: 0001667919
       Issuer File Number: 333-210186 / 811-23147
       Form Type: 8-A12B
       Filing Date: November 15, 2024

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated September 30, 2024, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- FT Vest U.S. Equity Max Buffer ETF – November (NOVM)
- FT Vest Nasdaq-100 Moderate Buffer ETF – November (QMNV)
- FT Vest U.S. Equity Quarterly Dynamic Buffer ETF (FHDG)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (646) 856-8722. Your assistance is greatly appreciated.

Sincerely,

Natalie Panasiuk
Manager, Listing Qualifications